Oppenheimer Capital Preservation Fund - Report of Shareholder Meeting

         On February 4, 2005 a special shareholder meeting was held to approve an Agreement and Plan of Reorganization by and between Oppenheimer Capital Preservation Fund (the "Fund") and Oppenheimer Cash Reserves Fund and the transactions contemplated thereby, as described in the Fund's proxy statement for that meeting. The proposal was approved by the shareholders (Proposal No.
1). The following is a report of the votes cast:

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FOR                           AGAINST                        ABSTAIN                    TOTAL
20,455,652.832                428,802.694               983,036.685                21,867,492.211

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